Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the unaudited consolidated Financial Statements for three months ended March 31, 2010 of Pengrowth Energy Trust and is based on information available to May 5, 2010.

FREQUENTLY RECURRING TERMS

For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, and “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis.

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “mwh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2010 production, the proportion of 2010 production of each product type, production additions from Pengrowth’s 2010 development program, royalty obligations, 2010 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities and our proposed conversion to a dividend paying corporation. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial

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Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.

The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

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CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

VISION AND STRATEGY

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas.

Pengrowth’s vision is to be a leading value creator of unconventional resource plays in the WCSB. The company’s value creation strategy consists of the three core principles of acquiring and developing operated resource plays in the WCSB, enhancing financial strength and flexibility and becoming the best operator in our sector.

Our value creation strategy moves Pengrowth away from the financial trust model where the focus had been on maximizing distributions, to an operated oil and gas company focused on re-investing up to 50 percent of cash flow through the drill bit.

It is management’s intention to convert to a dividend paying corporation on or before January 1, 2011.

OVERVIEW

	Three months ended
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Production (boe/d)	75,627	77,529	80,284
Net capital expenditures ($000’s)	63,636	46,215	73,060
Cash flow from operating activities ($000’s)	146,736	149,933	94,386
Netback ($/boe)	27.58	26.63	23.87
Net income ($000’s)	108,816	50,523	(54,232)
Included in net income:
Realized gain (loss) on commodity risk management ($000’s)	7,022	27,855	52,728
Unrealized gain (loss) on commodity risk management ($000’s)	63,282	(40,101)	(12,616)
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000’s)	38,308	17,660	(39,160)
Future tax reduction ($000’s)	995	67,806	20,491

CASH FLOW FROM OPERATIONS

First quarter 2010 cash flow from operations decreased two percent from the fourth quarter 2009 as a result of lower production volumes and higher royalty rates which offset the impact of higher average realized prices in the first quarter.

On a year over year basis, first quarter 2010 cash flow was 55 percent higher than the same period last year. Changing economic conditions over this period affecting commodity prices are one of the key reasons for the increase in cash flows. In the first quarter 2010, higher average realized prices and lower operating costs more than offset decreases in production volumes and increases in royalty rates resulting in higher cash flow compared to the same period last year.

NET INCOME

Net income in the first quarter 2010 was 115 percent higher than net income in the fourth quarter 2009 mainly as a result of unrealized gains related to commodity risk management contracts of $63.3 million before tax ($45.4 million after tax) and a foreign exchange translation gain of $38.3 million before tax ($33.4 million after tax) on Pengrowth’s foreign denominated debt. The continued strengthening of the Canadian dollar versus the U.S. dollar contributed to a larger translation gain on the U.S. dollar term debt in the first quarter 2010 compared to the fourth quarter 2009.

On a year over year basis, Pengrowth’s net income increased 301 percent from a loss of $54.2 million in the first quarter of 2009 to an income of $108.8 million. Net income increased partly due to factors contributing to higher operating cash flows as discussed in the cash flow from operations section above and reductions in general and administrative costs and interest charges as a result of lower average debt levels year over year. The first quarter of 2010 saw the Canadian dollar strengthen relative to the U.S. and U.K currencies which resulted in an unrealized foreign exchange translation pre-tax gain of $38.3 million ($33.1 million after tax) compared to a pre-tax loss of $39.2 million ($39.2 million after tax) in 2009. Also included in net income in the first quarter of 2010 are unrealized pre-tax gains of $63.3 million ($45.4 million after tax) on mark-to-market commodity risk management contracts which result from the change in fair value of the contracts between periods (2009 – pre-tax loss $12.6 million, after tax $9.0 million).

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RESULTS OF OPERATIONS

This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth participated in the drilling of 113 gross or 78 net wells in the first quarter 2010. Out of these 113 wells, 107 were cased for production with the remaining six used as water source wells or injectors. Total development capital spending during the period was $72.9 million before drilling credits of $10.0 million. There was an additional $0.7 million spent on Information Technology and equipment inventory.

Development activity during the quarter was focused on existing opportunities operated by Pengrowth. Capital spending breakdown by property classification to March 31, 2010 is as follows:

($ millions)	Drilling, Completions, Facilities	Drilling Credits	Maintenance	Land & Seismic Acquisitions	Total
Conventional/Unconventional Gas	45.3	(8.0)	3.1	1.2	41.6
Light Oil	5.7	(1.1)	8.0	0.3	12.9
Heavy Oil	8.1	(0.9)	0.9	–	8.1
Sable Island	–	–	0.4	–	0.4
Lindbergh	(0.1)	–	–	–	(0.1)
Development Capital	59.0	(10.0)	12.4	1.5	62.9

The following resource plays represent approximately 78 percent of the drilling, completions and facilities spending in the first quarter, before drilling credits.

Conventional and Unconventional Gas – including Shallow Gas

Carson Creek

At Carson Creek, our successful Beaverhill Lake horizontal multiwell fracturing program continued with the completion of two new horizontal wells in the first quarter. Capital spending totalled $7.5 million. These two wells and facility improvements have increased production from this new area to approximately 4,000 boe per day.

Horn River

During the quarter two vertical wells were drilled and cased as Evie gas wells, for approximately $8.6 million. Although Pengrowth is still in the early stages of determining the resource potential on our lands in this area, Evie formation core has been collected at two of our wells and from laboratory testing demonstrates encouraging gas content data. A successful project on Pengrowth’s land will provide several years of drilling inventory once we are past the proof of concept and de-risking stage.

Garrington

Pengrowth successfully drilled its first two Elkton horizontal wells in the first quarter at Garrington (approximately $3.9 million spent). The success of these wells has led to at least an additional three locations on trend.

Shallow Gas

Shallow gas activity focused on the Milk River and Medicine Hat formations has been a significant part of Pengrowth’s portfolio for some time and Coal Bed Methane (“CBM”) production has been an important addition to this strategic focus. Shallow gas is an attractive resource as it is generally low-risk, low decline with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional shallow gas production in the Western Canadian Sedimentary Basin declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge.

Jenner

Pengrowth drilled 52 (46.8 net) wells in the Jenner area targeting shallow gas in the Medicine Hat and Milk River formations. Spending on this project in the first quarter was approximately $7.0 million. Pending success Pengrowth’s Jenner asset has the potential for up to 500 future downspacing locations.

Elnora

An additional six well CBM program (approximate expenditures of $1.0 million) was drilled at Elnora to prove up undrilled spacing units that will lead to as many as 50 further downspacing locations pending performance of these wells.

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Light Oil

Garrington/Harmattan

In the quarter Pengrowth advanced preparatory work on its Cardium land base in the Garrington/Harmattan area. Pengrowth’s technical mapping indicates we control 35 net sections along a highly prospective fairway for light oil. In the quarter two farmout horizontal Cardium wells were drilled by Petrobakken on Pengrowth lands. This project supports our strategy of building resource plays proximal to infrastructure and acreage that we control. In addition at Olds Pengrowth successfully installed a three mile sour pipeline loop to our Olds facility. Spending on these projects in the first quarter was $6.0 million.

Deer Mountain

Pengrowth drilled two Beaverhill Lake horizontal wells in the first quarter offsetting the Deer Mountain Units at the north eastern edge of the Beaverhill Lake trend. Capital spending totalled $6.0 million. Early results are encouraging.

Heavy Oil

At East Bodo, a ten-well Lloyd program consisting of seven production wells and three injection wells was successfully completed. Two water wells to supply the water for the waterflood were also drilled. Spending in the first quarter was approximately $6.3 million. The intent is to convert the pilot area to associated polymer flood by year-end.

CAPITAL EXPENDITURES

Pengrowth currently anticipates the 2010 capital program to be $285 million before drilling credits. The 2010 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Capital amounts may fluctuate and may be reallocated between natural gas and oil opportunities in response to fluctuations of commodity prices. Management believes that this is an appropriate level of capital spending to replace a portion of production while enabling the company to create value through retaining a portion of cash flows to repay debt. Pengrowth will continue to monitor and adjust capital investment ensuring that it optimizes value and continues to live within its cash flow.

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Drilling, completions and facilities	59.1	40.2	49.8
Drilling Royalty Credits	(10.0)	(5.1)	–
Net drilling, completions and facilities	49.1	35.1	49.8
Seismic acquisitions (1)	0.4	0.2	4.0
Maintenance capital	12.4	8.8	12.6
Land purchases	1.1	0.5	1.6
Net development capital	63.0	44.6	68.0
Lindbergh Project	(0.1)	0.3	3.9
Development capital	62.9	44.9	71.9
Other capital	0.7	1.3	1.1
Total net capital expenditures	63.6	46.2	73.0
Business acquisitions	–	–	–
Property acquisitions	0.9	25.3	8.7
Proceeds on property dispositions	(41.1)	(34.2)	(8.1)
Net capital expenditures and acquisitions	23.4	37.3	73.6

(1)	Seismic acquisitions are net of seismic sales revenue.

DISPOSITIONS

Pengrowth completed the disposition of various gross overriding royalty interests in the first quarter of 2010. Proceeds of the disposition were approximately $38.4 million net of adjustments. Proceeds from this disposition were used for debt repayment.

PRODUCTION

Average daily production decreased approximately two percent in the first quarter of 2010 compared to the fourth quarter of 2009. First quarter production volumes were impacted by property disposition of approximately 1,000 boe per day completed in December 2009, the absence of a Sable Offshore Energy Project (SOEP) condensate shipment of approximately 750 boe per day and increased proprietary miscible flood injection at Judy Creek. The six percent decrease comparing the first quarter of 2010 with the same period on 2009 is mainly attributable to the dispositions of late 2009, higher miscible injection volumes at Judy Creek and slightly higher production declines due to reduced capital investments in 2009.

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PENGROWTH

At this time Pengrowth’s 2010 production is forecasted to average between 74,000 and 76,000 boe per day and remains balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. This estimate excludes the impact from any potential future acquisitions and dispositions.

DAILY PRODUCTION

	Three months ended
	Mar 31, 2010	% of total	Dec 31, 2009	% of total	Mar 31, 2009	% of total
Light crude oil (bbls)	22,400	30	21,948	28	23,424	29
Heavy oil (bbls)	7,113	9	7,235	9	7,672	10
Natural gas (mcf)	220,640	49	232,682	50	236,232	49
Natural gas liquids (bbls)	9,341	12	9,564	13	9,815	12
Total boe per day	75,627		77,529		80,284

Average daily production volumes of light crude oil increased approximately two percent in the first quarter of 2010 compared to the fourth quarter of 2009. Contributing to this increase were resolved weather related operational issues from the fourth quarter of 2009 and added volumes from a minor increase in ownership in House Mountain Unit No. 1. Production volumes decreased approximately four percent comparing the first quarter of 2010 to the first quarter of 2009, mainly as a result of production declines.

Heavy oil production decreases of two percent in the first quarter of 2010 compared to the fourth quarter of 2009 are mainly attributable to a short term volume curtailment at Bodo to accommodate development drilling activities and natural declines. The seven percent decrease in production comparing the first quarter of 2010 and the first quarter of 2009 is attributable to increased maintenance work at Tangleflags and production declines due to reduced capital investment during 2009.

Natural gas production decreased approximately five percent in the first quarter of 2010 compared to the fourth quarter of 2009. The decrease is attributable to the absence of volumes associated with the non-core asset disposition in late 2009 and cold weather impacts from late 2009 into 2010 that impacted shallow gas production rates for an extended period. Production volumes decreased approximately seven percent comparing the first quarter of 2010 to the same period of 2009. These decreases are a result of the previously mentioned property divestitures and production declines due to reduced capital investment in 2009.

NGL production decreased approximately two percent in the first quarter of 2010 compared to the fourth quarter of 2009, mainly as a result of timing of SOEP condensate lifts; there were no lifts in the first quarter of 2010 and there was one lift in the fourth quarter of 2009. NGL volumes decreased five percent compared to the quarter of 2009 due to lower sales volumes at Judy Creek resulting from higher proprietary miscible flood injection demand and also production declines. A typical condensate lift would equate to approximately 750 bbls per day over a quarter.

COMMODITY PRICE

Commodity Markets

WTI prices continued their recovery during the first quarter, averaging US$78.71 per bbl, on continued optimism of a global economic recovery. This represents a three percent increase over the fourth quarter prices and an 83 percent recovery from the same period last year. OPEC has recently stated that the $70 to $80 per bbl mark for crude oil is a reasonable level, and many are suggesting that crude oil prices may well linger around this price point for some time. In recent weeks there have been indications that OPEC may consider issuing production increases in an attempt to anchor crude oil prices and allow the still fragile economy more time to fully recover.

Natural gas prices also recovered modestly during the quarter as colder winter weather in the United States helped alleviate some of the excess inventory supply. AECO spot natural gas prices averaged $5.08 per mmbtu in the first quarter of 2010, a 20 percent increase from the fourth quarter of 2009 and a 10 percent decrease from the same period last year. NYMEX natural gas prices averaged US$5.30 per mmbtu in the first quarter of 2010, a 27 percent increase from fourth quarter of 2009 prices and an eight percent increase from the same period last year. Despite the modest recovery during the first quarter, natural gas markets continue to be plagued by an oversupply of natural gas, resulting in a weakening of prices below $4.00 per mcf as seen subsequent to the end of the quarter.

The strengthening of the Canadian dollar also had an impact on Canadian oil and gas companies as benchmark prices such as WTI and NYMEX are quoted in U.S. dollars but sales of crude oil and natural gas are realized in Canadian dollars. One of the reasons for the strengthening Canadian dollar comes from the increasing prices of the major commodities such as gold, copper and oil. This coupled with continued market sentiment that the Bank of Canada will raise its key lending rate in early June, ahead of the Federal Reserve in the United States has further accelerated these gains. The Canadian dollar averaged $0.96 per U.S. dollar during the quarter, a one percent increase from the fourth quarter and a 20 percent increase from the same period last year.

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Average Realized Prices

	Three months ended
(Cdn$)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Light crude oil (per bbl)	77.28	74.37	48.06
after realized commodity risk management	77.35	75.79	66.12
Heavy oil (per bbl)	65.91	62.16	34.31
Natural gas (per mcf)	5.27	4.28	5.31
after realized commodity risk management	5.62	5.45	6.00
Natural gas liquids (per bbl)	56.57	54.52	35.62
Total per boe	51.46	46.44	37.27
after realized commodity risk management	52.49	50.35	44.57
Other production income	0.13	0.02	0.12
Total oil and gas sales per boe	52.62	50.37	44.69
Benchmark prices
WTI oil (U.S.$ per bbl)	78.71	76.19	43.08
AECO spot gas (Cdn$ per mmbtu)	5.08	4.23	5.63
NYMEX gas (U.S.$ per mmbtu)	5.30	4.17	4.89
Currency (U.S.$/Cdn$)	0.96	0.95	0.80

Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Realized
Light crude oil ($ millions)	0.1	2.9	38.1
Light crude oil ($ per bbl)	0.07	1.42	18.06

Natural gas ($ millions)	6.9	25.0	14.7
Natural gas ($ per mcf)	0.35	1.17	0.69
Combined ($ millions)	7.0	27.9	52.8
Combined ($ per boe)	1.03	3.91	7.30
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	54.3	(9.0)	152.1
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	(9.0)	31.1	164.7
Unrealized (loss) gain on risk management contracts	63.3	(40.1)	(12.6)

Pengrowth’s average realized price was $52.49 per boe in the first quarter 2010, a four percent increase over the fourth quarter 2009. Higher benchmark crude oil and natural gas prices contributed to the higher average realized price quarter over quarter. Despite commodity prices continuing to strengthen through the first quarter 2010, prices remained lower than the average price achieved through our commodity risk management activities, resulting in a realized commodity risk management gain of $7.0 million compared to a $27.9 million gain in the fourth quarter 2009.

On a year over year basis, average realized prices increased approximately 18 percent from the same period last year. Improvements in economic conditions resulting in increases to commodity prices were the main reason for the higher average realized price in the first quarter 2010. As commodity prices were significantly lower in the first quarter last year compared to the same period this year, the realized commodity risk management gains were also significantly higher at $52.8 million compared to $7.0 million in the first quarter of 2010.

Pricing and Commodity Risk Management

Pengrowth’s commodity price realizations are influenced by benchmark prices. As part of our risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and to provide a measure of stability to cash flow.

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The change in the fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. A decrease in the forward price curve for natural gas at the end of the first quarter 2010 from year end 2009 was the primary reason for the unrealized commodity risk management gain of $63.3 million. For the same period last year, a net increase in the forward price curve from year end 2008 resulted in an unrealized risk management loss of $12.6 million.

As of March 31, 2010, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining term	Price per bbl
		Financial:
WTI (1)	12,500	Apr 1, 2010 - Dec 31, 2010	$82.09 Cdn
WTI (1)	500	Jan 1, 2011 - Dec 31, 2011	$82.44 Cdn
(1) Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining term	Price per mmbtu
		Financial:
AECO	97,151	Apr 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Apr 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	33,174	Jan 1, 2011 - Dec 31, 2011	$5.77 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn
(1) Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Power:
Reference Point	Volume (mwh)	Remaining term	Price per mwh
		Financial:
AESO	20	Apr 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	5	Jan 1, 2011 - Dec 31, 2011	$45.75 Cdn

Based on preliminary 2010 production estimates, the above contracts represent approximately 34 percent of total liquids volumes at average realizations of $82.09 per bbl and 45 percent of natural gas volumes at $6.13 per mmbtu. The power contract represents approximately 20 percent of estimated 2010 consumption.

Each $1 per barrel change in future oil prices would result in approximately $3.6 million pre-tax change in the value of the crude contracts. Similarly, each $0.25 per mcf change in future natural gas prices would result in approximately $10.5 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at March 31, 2010, future revenue and cash flow would increase by $54.3 million based on the estimated fair value of the risk management asset at period end. The $54.3 million net asset is composed of a net asset of $46.4 million relating to contracts expiring within one year and an asset of $7.9 million relating to contracts expiring beyond one year. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per mwh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

FIRST QUARTER RESULTS

PENGROWTH

In accordance with policies approved by the Board of Directors, Pengrowth may hedge its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Prodution	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each natural gas hedge transaction shall not exceed 20,000 mmbtu per day. Each crude oil hedge transaction shall not exceed 2,500 bbls per day. Each power consumption hedge transaction shall not exceed 25 mwh.

OIL AND GAS SALES – CONTRIBUTION ANALYSIS

The following table includes revenue from the sale of oil and natural gas and the impact of realized commodity risk management activity.

Sales Revenue	Mar 31, 2010	% of total	Dec 31, 2009	% of total	Mar 31, 2009	% of total
Light crude oil	155.9	44	153.0	43	139.4	43
Natural gas	111.6	31	116.8	33	127.5	40
Natural gas liquids	47.6	13	47.9	13	31.5	10
Heavy oil	42.2	12	41.4	11	23.7	7
Brokered sales/sulphur	0.8	–	0.2	–	0.9	–
Total oil and gas sales	358.1		359.3		323.0

OIL AND GAS SALES – PRICE AND VOLUME ANALYSIS

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first quarter of 2010 compared to the fourth quarter of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended Dec 31, 2009	153.0	116.8	47.9	41.4	0.2	359.3
Effect of change in product prices	5.9	19.6	1.7	2.4	–	29.6
Effect of change in sales volumes	(0.2)	(6.6)	(2.1)	(1.6)	–	(10.5)
Effect of change in realized commodity risk management activities	(2.8)	(18.1)	–	–	–	(20.9)
Other		(0.1)	0.1	–	0.6	0.6
Quarter ended Mar 31, 2010	155.9	111.6	47.6	42.2	0.8	358.1

(1)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first three months of 2010 compared to same period of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Period ended Mar 31, 2009	139.4	127.5	31.5	23.7	0.9	323.0
Effect of change in product prices	58.9	(0.8)	17.6	20.2	–	95.9
Effect of change in sales volumes	(4.4)	(7.4)	(1.5)	(1.7)	–	(15.0)
Effect of change in realized commodity risk management activities	(38.0)	(7.8)	–	–	–	(45.8)
Other		0.1	–	–	(0.1)	–
Period ended Mar 31, 2010	155.9	111.6	47.6	42.2	0.8	358.1

(1)	Primarily sulphur sales

FIRST QUARTER RESULTS

PENGROWTH

PROCESSING AND OTHER INCOME

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Processing & other income (1)	7.2	4.1	5.4
$ per boe	1.06	0.58	0.75

(1)	Prior period restated to conform to presentation in the current period.

Processing and other income is primarily derived from sales of casinghead gas and fees charged for processing and gathering third party gas, road use, oil and water processing. Income is higher in the first quarter 2010 compared to the first and fourth quarters of 2009 primarily a result an increase of $1.8 million in processing income and $0.9 million of casinghead gas sales in the current quarter.

This income primarily represents the partial recovery of operating expenses reported separately.

ROYALTY EXPENSE

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Royalty expense	77.9	71.0	39.9
$ per boe	11.45	9.95	5.52
Royalties as a percent of sales	21.8%	19.7%	12.3%
Royalties as a percent of sales excluding realized risk management contracts	22.2%	21.4%	14.6%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales. The increase in the royalty rate in the current quarter compared to the fourth quarter of 2009 is reflective of stronger commodity pricing. Royalty expenses increased by $38.0 million compared to the first quarter of 2009. Higher liquid commodity prices are the main factor affecting the royalty rate in the first quarter of 2010 compared to the same time period of 2009 where commodity prices were lower and therefore benefitted from changes to the Alberta royalty regime that was effective January 1, 2009. Included in the first quarter of 2009 was a favorable adjustment for freehold mineral tax that was not repeated in 2010.

Royalty expense for 2010 is forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Operating expenses (1)	91.9	94.0	108.1
$ per boe	13.50	13.18	14.95

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the first quarter of 2010 were approximately two percent lower than the fourth quarter of 2009, however operating expenses increased two percent on a boe basis due to lower production volumes. Favourable prior period adjustments recorded in the fourth quarter of 2009 (which were not repeated in the current quarter) were offset by lower subsurface activity in northern Alberta and lower maintenance costs. First quarter 2010 operating costs decreased ten percent on a boe basis compared to the first quarter of 2009. This decrease is directly attributable to expense reduction initiatives which began during the first quarter of 2009 coupled with a 23 percent decrease in power costs.

Operating costs are anticipated to be $395 million for the full year of 2010; however per boe operating costs are estimated to increase to $14.40 per boe from 2009 levels. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.

FIRST QUARTER RESULTS

PENGROWTH

NET OPERATING EXPENSES

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Net operating expenses	84.7	89.9	102.7
$ per boe	12.44	12.59	14.20

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Light oil transportation	1.4	1.2	0.8
$ per bbl	0.67	0.58	0.38
Natural gas transportation	1.9	2.9	1.8
$ per mcf	0.10	0.14	0.09

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs once the product enters a feeder or main pipeline. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 80 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

The increase in light oil transportation comparing the first quarters of 2010 and 2009 is related to increased costs associated with higher volumes of NGL sales, primarily from Carson Creek.

AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Purchased and capitalized	5.2	4.9	2.6
Amortization	4.5	4.4	5.3

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of March 31, 2010, the balance of unamortized injectant costs was $16.4 million.

The amount of injectants purchased and capitalized in the first quarter 2010 and fourth quarter 2009 was higher than the first quarter of 2009 due to timing and the requirements of this program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

FIRST QUARTER RESULTS

PENGROWTH

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $27.58 per boe in the first quarter of 2010 compared to $26.63 per boe in the fourth quarter of 2009 and $23.87 per boe for the first quarter of 2009. The increase in the netback in the first quarter of 2010 compared to the first and fourth quarters of 2009 is primarily attributable to higher combined commodity prices.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended
Combined Netbacks ($ per boe)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Oil & gas sales	52.62	50.37	44.69
Processing and other income (1)	1.06	0.58	0.75
Royalties	(11.45)	(9.95)	(5.52)
Operating expenses (1)	(13.50)	(13.18)	(14.95)
Transportation costs	(0.48)	(0.57)	(0.36)
Amortization of injectants	(0.67)	(0.62)	(0.74)
Operating netback	27.58	26.63	23.87

	Three months ended
Light Crude Netbacks ($ per bbl)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Sales price (after commodity risk management)	77.35	75.79	66.12
Other production income	0.33	0.23	(0.03)
Oil & gas sales	77.68	76.02	66.09
Processing and other income	0.58	0.46	1.19
Royalties	(18.02)	(17.35)	(9.28)
Operating expenses (1)	(16.62)	(17.86)	(17.60)
Transportation costs	(0.67)	(0.58)	(0.38)
Amortization of injectants	(2.25)	(2.19)	(2.53)
Operating netback	40.70	38.50	37.49

	Three months ended
Heavy Oil Netbacks ($ per bbl)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Oil & gas sales	65.91	62.16	34.31
Processing and other income (2)	1.67	(0.84)	0.41
Royalties	(12.82)	(12.81)	(4.08)
Operating expenses (1)(3)	(16.78)	(12.01)	(16.59)
Operating netback	37.98	36.50	14.05

FIRST QUARTER RESULTS

PENGROWTH

	Three months ended
Natural Gas Netbacks ($ per mcf)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Sales price (after commodity risk management)	5.62	5.45	6.00
Other production income	0.01	(0.01)	0.04
Oil & gas sales	5.63	5.44	6.04
Processing and other income (1)	0.25	0.18	0.12
Royalties	(0.87)	(0.58)	(0.45)
Operating expenses (1)	(1.85)	(1.85)	(2.20)
Transportation costs	(0.10)	(0.14)	(0.09)
Operating netback	3.06	3.05	3.42

	Three months ended
NGLs Netbacks ($ per bbl)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Oil & gas sales	56.57	54.52	35.62
Royalties	(19.15)	(17.06)	(9.11)
Operating expenses (1)	(12.94)	(11.78)	(14.40)
Operating netback	24.48	25.68	12.11

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil processing and other income includes a prior period adjustment for processing income at Tangleflags.

(3)	Heavy oil operating expenses increased due to prior period adjustments at Tangleflags for processing fees.

INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Interest and Financing charges	18.1	18.3	22.0

At March 31, 2010, Pengrowth had $1,044.1 million of debt outstanding composed of $1,007.1 million in long term debt and $37.0 million of bank indebtedness. Of this, approximately 94 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 6 percent subject to floating rates. As part of Pengrowth’s overall risk management strategy, the majority of the fixed rate debt is denominated in U.S. dollars and incurs interest in U.S dollars and is therefore subject to fluctuations in the U.S. dollar exchange rates. Included in interest and financing charges is a premium of $1.7 million for the redemption of the convertible debentures.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Cash G&A expense	11.6	14.7	14.2
$ per boe	1.70	2.06	1.97
Non-cash G&A expense	2.6	(0.6)	3.2
$ per boe	0.39	(0.08)	0.44
Total G&A	14.2	14.1	17.4
$ per boe	2.09	1.98	2.41

The cash component of general and administrative (G&A) expenses decreased $3.1 million in the first quarter of 2010 compared to the fourth quarter of 2009. The decrease is as a result of a first quarter actual to estimate adjustment for the performance bonus and the absence of fourth quarter 2009 expenses for tax consulting and fees related to the annual reserve evaluation. Cash G&A decreased $2.6 million in the first quarter of 2010 compared to the same time period of 2009. This decrease is reflective of tax consulting fees and legal fees related to business development activities that were incurred in the first quarter of 2009 and not repeated in the first quarter of 2010.

FIRST QUARTER RESULTS

PENGROWTH

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units (DEU). These compensation programs are expensed over the applicable vesting period of two or three years. The increase comparing the first quarter of 2010 and fourth quarter 2009 is primarily due to a fourth quarter estimate revision to the performance multiplier on the DEU grant.

Pengrowth has initiated a new long term incentive program, pending shareholder approval, which will be implemented upon conversion to a dividend paying corporation. Prior to the conversion, Pengrowth will continue to utilize the existing DEU plan, however, no further grants under the Trust Unit Rights Incentive Plan are currently anticipated.

The G&A expenses are expected to be flat or slightly lower in 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.

The management agreement expired on June 30, 2009. No further fees to the Manager (“Pengrowth Management Limited”) have been recorded subsequent to the second quarter of 2009.

OTHER EXPENSES

Included in other expenses for the first three months of 2010 is $1.2 million related to capital taxes and $0.4 million to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net income, a company which Pengrowth owns approximately 20 percent of the outstanding common shares.

TAXES

In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.

Bill C-52 Budget Implementation Act 2007

Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.

Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). As of March 31, 2010 Pengrowth may issue an additional $3.8 billion of equity in total for 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.

Based on existing tax legislation, the SIFT tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax would reduce the amount of cash available for distribution to unitholders should Pengrowth remain a trust.

Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Pengrowth has available tax pool balances of approximately $2.8 billion at March 31, 2010, which will be used to reduce any corporate cash taxes otherwise payable.

Future Income Taxes

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the quarter-ended March 31, 2010, Pengrowth recorded a future tax reduction of $1.0 million. The future income tax reduction includes approximately $17.4 million related to the taxable income at the trust level where both the income tax and future tax liabilities are currently the responsibility of the unitholders, offset by temporary differences relating to unrealized risk management gains. See Note 6 to the financial statements for additional information.

FIRST QUARTER RESULTS

PENGROWTH

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended
$ millions	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	30.4	17.0	(37.5)
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	7.9	0.6	(1.7)
	38.3	17.6	(39.2)
Unrealized gain (loss) on foreign exchange risk management contracts	(6.6)	0.5	0.4
Total unrealized foreign exchange gain (loss)	31.7	18.1	(38.8)
Realized foreign exchange gain (loss)	–	(0.1)	0.7

The $31.7 million unrealized foreign exchange gain recorded in the first quarter of 2010 represented a $13.6 million increase compared to the fourth quarter and a $70.5 million increase compared to the same quarter last year. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated debt from one quarter end to another. The increased gains are primarily attributable to the impact of the strengthening Canadian dollar on U.S. dollar denominated debt.

As some realized commodity prices are derived from U.S. denominated benchmarks a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense. (See Note 10 to the financial statements.)

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended
($ millions)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Depletion and depreciation	133.8	144.3	147.2
$ per boe	19.66	20.23	20.37
Accretion	5.6	7.1	6.7
$ per boe	0.82	1.00	0.93

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The decrease in the depletion expense is due to lower production volumes realized in the current quarter. The decrease in the depletion rate per boe compared to the fourth quarter 2009 is partially due to the disposition of the gross overriding royalty.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense decreased quarter over quarter primarily as a result of a revision that occurred at the end of the fourth quarter 2009 which reduced the ARO liability.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $290 million as at March 31, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $2.0 billion (December 31, 2009 – $2.0 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2039 and 2056. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through March 31, 2010, Pengrowth spent $4.7 million on abandonment and reclamation (March 31, 2009 – $5.7 million). Pengrowth expects to spend approximately $20 million in 2010 on reclamation and abandonment, excluding contributions to remediation trust funds.

WORKING CAPITAL

The working capital deficiency decreased at March 31, 2010 by $166.0 million compared to December 31, 2009. The change in working capital is primarily attributable to increases in the current portion of the fair value of risk management contract asset and

FIRST QUARTER RESULTS

PENGROWTH

the classification of the $150 million U.S. term notes as long term debt at March 31, 2010 as the repayment of the term notes on April 23, 2010 was repaid with incremental borrowings from the revolving credit facility (see Subsequent Events).

FINANCIAL RESOURCES AND LIQUIDITY

Pengrowth’s capital structure is as follows:

($ thousands) As at:	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Term credit facilities	$40,000	$60,000	$466,000
Senior unsecured notes (1)	967,072	847,599	1,191,897
Total long term debt	1,007,072	907,599	1,657,897

Working capital deficit (excess)	51,042	59,461	(19,580)
Current portion of long term debt	–	157,546	–
Working capital deficiency	51,042	217,007	(19,580)
Total debt excluding convertible debentures	$1,058,114	$1,124,606	$1,638,317
Convertible debentures	–	74,828	74,893
Total debt including convertible debentures	$1,058,114	$1,199,434	$1,713,210

Twelve months trailing:	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Net income	$247,901	$84,853	$398,201
Add:
Interest and financing charges	$76,435	$80,274	$82,221
Future tax reduction	$(123,409)	$(142,945)	$(7,910)
Depletion, depreciation, amortization and accretion	$604,563	$619,032	$632,699
Other non-cash (income) expenses	$(102,763)	$44,482	$(180,188)
EBITDA	$702,727	$685,696	$925,023
Total debt excluding convertible debentures to EBITDA	1.5	1.6	1.8
Total debt including convertible debentures to EBITDA	1.5	1.7	1.9
Total Capitalization excluding convertible debentures (2)	$3,858,634	$3,860,346	$4,202,804
Total Capitalization including convertible debentures	$3,858,634	$3,935,174	$4,277,697
Total debt excluding convertible debentures as a percentage of total capitalization	27.4%	29.1%	39.0%
Total debt including convertible debentures as a percentage of total capitalization	27.4%	30.5%	40.0%

(1)	Non-current portion of long term debt.

(2)	Total capitalization includes total debt plus Unitholders Equity. (Total debt excludes working capital deficit (excess) but includes current portion of long term debt.)

Pengrowth’s total outstanding debt is as follows:

($ thousands) As at:	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Term credit facilities	$40,000	$60,000	$466,000
Senior unsecured notes (1)	967,072	847,599	1,191,897
Current portion of long term debt	–	157,546	–
Convertible debentures	–	74,828	74,893
Total outstanding debt	$1,007,072	$1,139,973	$1,732,790

In the past year, debt reduction has been a priority. Over the course of the last 12 months Pengrowth has successfully reduced its outstanding debt, by $725.7 million. This decrease was achieved through an equity issuance of $285.0 million, distribution cut, operational cost reductions and a strengthening Canadian dollar. Through the first quarter of 2010 Pengrowth continued to realize its leverage objectives. Outstanding debt decreased by $132.9 million during the quarter and included the early redemption of the company’s 6.5% subordinated convertible debentures. Although the strengthening Canadian dollar continued to contribute to this reduction Pengrowth’s stated strategy of living within its cash flow also played a significant role. As a result of this financial prudence the company enjoys good financial flexibility and access to the debt and equity capital markets.

FIRST QUARTER RESULTS

PENGROWTH

At March 31, 2010 Pengrowth the largest source of accessible credit was a $1.2 billion committed term credit facility provided by a syndicate of eleven Canadian and foreign banks. This facility expires on June 15, 2011 and at March 31, 2010 was reduced by drawings of $40 million and outstanding letters of credit of $18 million. Pengrowth also maintains a $50 million demand operating line with one Canadian bank from which $35 million of drawings and $5.5 million of outstanding letters of credit was drawn.

In 2010, Pengrowth expects to fund distributions declared and capital expenditures with cash flow from operations. The undrawn portion of the credit facility together with long term debt and equity capital markets are expected to provide Pengrowth with the flexibility required to pursue growth and acquisition opportunities as they arise during the year.

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met throughout the year and at March 31, 2010.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed three times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization;

4.	EBITDA must not be less than four times interest expense.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

Management monitors capital using primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. In the event of a significant acquisition certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or distributions. Details of these measures are included in Note 19 to the December 31, 2009, audited consolidated financial statements.

All loan agreements are filed on SEDAR as “Other” or “Material document”.

On April 23, 2010, Pengrowth repaid the $150 million U.S. dollar term notes with borrowings from the revolving credit facility. A $66 million foreign exchange gain has been realized since the issuance of the notes. Pengrowth anticipates refinancing the notes through an issuance of additional term notes.

Pengrowth has implemented an Equity Distribution Program which permitted the distribution of up to 25,000,000 trust units from time to time at prevailing market prices until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). During the first quarter of 2010 no trust units were issued under this program. Regulatory approval permitting the distribution under the Equity Distribution Program was allowed to expire in January 2010 and may be reinstated at any time.

Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the period ended March 31, 2010, 0.4 million trust units were issued for cash proceeds of $4.5 million under the DRIP compared to 1.0 million trust units for cash proceeds of $9.1 million at March 31, 2009.

On January 15, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.

Pengrowth does not have any off balance sheet financing arrangements.

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FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the audited consolidated financial statements for the year ended December 31, 2009, for a description of the accounting policies for financial instruments. Please see Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

CASH FLOW AND DISTRIBUTIONS

The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flow from operating activities:

	Three months ended
($ thousands, except per trust unit amounts and ratios)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Cash flow from operating activities	146,736	149,933	94,386
Net income (loss)	108,816	50,523	(54,232)
Distributions declared	61,037	60,880	77,212
Distributions declared per trust unit	0.21	0.21	0.30
Excess of cash flow from operating activities over distributions declared	85,699	89,053	17,174
Per trust unit	0.30	0.32	0.07
Surplus (Shortfall) of net income (loss) over distributions declared	47,779	(10,357)	(131,444)
Per trust unit	0.16	(0.04)	(0.51)
Ratio of distributions declared over cash flow from operating activities	42%	41%	82%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flow from operating activities. In the event distributions plus capital expenditures exceed cash flow from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. To fully replace production we would require additional capital which would be funded by additional amounts withheld from distributions, equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2010 of $285 million, before drilling credits, will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the

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future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions in October 2009, to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount of distribution may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.

Cash distributions are generally paid to unitholders on or about the 15th day of the month. Pengrowth both paid and declared $0.21 per trust unit as cash distributions during the first quarter of 2010.

TAXABILITY OF DISTRIBUTIONS

In 2010, 100 percent of Pengrowth’s 2010 distributions are anticipated to be taxable to Canadian residents.

Pengrowth amended its U.S. tax entity election to be classified as a corporation for U.S. federal income tax purposes effective July 1, 2009. Distributions paid to U.S. residents are treated as dividends. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

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SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2010, 2009 and 2008.

2010	Q1
Oil and gas sales ($000’s)	358,131
Net income/(loss) ($000’s)	108,816
Net income/(loss) per trust unit ($)	0.37
Net income/(loss) per trust unit – diluted ($)	0.37
Cash flow from operating activities ($000’s)	146,736
Distributions declared ($000’s)	61,037
Distributions declared per trust unit ($)	0.21
Daily production (boe)	75,627
Total production (mboe)	6,806
Average realized price ($ per boe)	52.49
Operating netback ($ per boe)	27.58

2009	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net income/(loss) ($000’s)	(54,232)	10,272	78,290	50,523
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per trust unit – diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($000’s)	94,386	144,116	162,915	149,933
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per trust unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	23.87	26.28	24.72	26.63

2008	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit – diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)	33.62	42.15	37.48	26.23

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of both 2009 and 2008 partly offset by a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Net income (loss) in 2010, 2009 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of changes in operating and general and administrative costs.

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BUSINESS RISKS

The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

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The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

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Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

Risks associated with Liquidity

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Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

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Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.

Risks associated with Legislation and Regulatory Changes

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Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

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Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

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The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

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Changes to accounting policies, including the implementation of IFRS may result in significant adjustments to equity and/or net income which could increase the risk of failing a financial covenant contained within Pengrowth’s lending agreements.

Risks associated with Operations

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The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

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Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

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A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

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Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

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Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

Risks associated with Corporate Structure and Strategy

•	Pengrowth’s plan to convert to a dividend paying corporation on or before January 1, 2011, is dependent on achieving approval from unitholders.

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The value creation strategy announced in 2009, including increasing levels of capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to unitholders. In such an event, the market value of the trust units may be adversely effected.

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Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

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Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to March 31, 2010, Pengrowth has entered into fixed price commodity sales contracts with third parties that are detailed in Note 15 to the financial statements.

On April 23, 2010, Pengrowth repaid the $150 million U.S. dollar term notes with borrowings from the revolving credit facility. A $66 million foreign exchange gain has been realized since the issuance of the notes. Pengrowth anticipates refinancing the notes through an issuance of additional term notes.

OUTLOOK

At this time, Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes of between 74,000 and 76,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.

Operating costs are anticipated to be $395 million for the full year 2010; however, per boe operating costs are estimated to increase to $14.40 per boe. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.

Royalty expense for 2010 is continued to be forecasted at approximately 21 percent of Pengrowth’s sales excluding the impact of commodity risk management contracts.

On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.

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The 2010 capital spending is anticipated to be $285 million, before drilling royalty credits, and is designed to replace a portion of production while retaining cash flow for production additions through acquisitions. The forecast level of capital expenditures is expected to be funded entirely from cash flow from operations.

Pengrowth expects to spend approximately $20.0 million for 2010 on remediation and abandonment, excluding contributions to remediation trust funds.

Pengrowth’s approach for 2010 will be that of cautious optimism. Pengrowth will continue to live within its means; namely that capital spending plus distributions will not normally exceed cash flow from operating activities. Entering into 2010, approximately 34 percent of expected 2010 liquids production are hedged at $82.09 per bbl and 45 percent of expected 2010 natural gas volumes at $6.13 per mmbtu, which management believes is at a reasonable level to mitigate some price risk in a highly volatile price environment. Pengrowth’s credit facilities together with debt and equity markets are expected to provide Pengrowth with the flexibility to pursue growth opportunities that may arise in 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), in full and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors.

IFRS Project Plan

Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.

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Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

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Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status – Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the board of Directors on a regular basis.

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Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status – Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit-holders equity and initial adoption of IFRS. Pengrowth is currently engaged in the analysis and interpretation of provisions (including ARO), income taxes and risk sharing arrangements (farm-outs, asset swaps, etc).

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Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation for information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings are expected throughout 2010. We are currently in the implementation phase, including making systems and procedural changes necessary to produce 2010 IFSR comparative financial statements during 2010. The implementation phase is expected to conclude upon issuance of 2011 audited annual financial statements.

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Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Adoption of International Financial Accounting Standards“ (“IFRS 1”), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Pengrowth. The most significant of these exemptions and exceptions are currently expected to be as follows:

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Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for business combinations completed on or after January 1, 2011; however, early adoption under Canadian GAAP is permitted. Early adoption would eliminate any difference between Canadian GAAP, U. S. GAAP and IFRS recognition of business combinations completed prior to December 31, 2010.

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Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value PP&E at deemed cost rather that retrospective restatement upon the adoption of IFRS. Currently, Pengrowth accumulates all oil and gas assets into one cost center. Under IFRS, Pengrowth’s oil and gas assets must be divided into smaller cost centers. Pengrowth may choose to allocate the net book value of the full cost oil and gas assets as the deemed cost of the new cost centers on the basis of Pengrowth’s reserve volumes or reserve values at the adoption date. Alternatively, Pengrowth could elect to record PP&E at fair value on the date of transition. Under either alternative, historical cost accounting would continue under IFRS.

Pengrowth has determined that allocation of the full cost oil and gas assets as deemed cost of the new cost centers on the basis of reserve volumes is not appropriate due to the differences in the relative values of different oil and gas products not captured by volume based allocations. Allocation of the full cost oil and gas assets to the new cost centers on the basis of reserve values is not expected to have any impact on the consolidated value of property, plant and equipment.

No determination had been made if Pengrowth will recognize the fair value of oil and gas assets as deemed cost under IFRS or the basis upon which Pengrowth may allocate the net book value of the full cost oil and gas assets to the new cost centers.

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Financial Instruments – IFRS 1 allows for a one-time re-designation of existing financial instruments upon adoption of IFRS, where a choice in the designation is permitted upon initial recognition. Pengrowth anticipates that certain financial instruments included in Other Assets may be re-designated as follows under IFRS: the investment in the Judy Creek remediation trust fund may be re-designated from held-to-maturity to held-for-trading, the investment in Private Company may be re-designated from available-for-sale to held-for-trading. Financial instruments held-for-trading are required to be carried at fair value and the change in fair value recorded in income in the period. The expected change in the recognized value of the Judy Creek remediation fund is immaterial. The fair value of the private corporation investment has not yet been determined.

IFRS differences

Pengrowth has completed analysis of the significant accounting policies and has identified the key differences that may impact the financial statements as follows:

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Reclassification of Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties of approximately $68 million that was excluded from Depletion at December 31, 2009 (see note 6 to the audited annual financial statements). E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset.

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Impairment of PP&E assets – Impairment of PP&E is currently assessed at a consolidated level. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS. In addition, assets are required to be assessed for impairment upon transition to IFRS. We do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

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Calculation of Depletion Expense – Pengrowth currently calculates depletion of oil and gas assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating units. In addition, under IFRS Pengrowth may use either total proven reserves or total proven plus probable reserves for the depletion calculation. The significance of the change in depletion is not known and is primarily dependant on the possible changes to the reserve base used in the calculation of depletion as well as potential changes to the deemed cost of oil and gas assets.

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Trust Unit-Holders Equity – It is uncertain if Pengrowth’s trust units would qualify for classification as equity under IFRS due to specific features of the trust indenture, including the redemption provisions. If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet. The significance of this issue is minimized as Pengrowth has announced its intention to convert to a dividend paying corporation on or before January 1, 2011.

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Provisions – In January 2010, the International Accounting Standards Board (“IASB”) released a re-exposure draft for certain aspects of the standards for provisions. A final new standard for ARO and other provisions is expected to be released in the second half of 2010. Under current IFRS standards, the net present value of the Asset Retirement Obligations (“ARO”) as reported balance sheet may be calculated differently despite the estimated future expenditures being unchanged. It is unclear if the discount rate used would be based on a credit adjusted rate, as it currently is, or based on a risk free rate, thus the ARO discount rate may range between four percent and eight percent. A one percent change in the ARO discount rate may change the ARO liability recorded on the balance sheet by up to $90 million, while the expected future cash flow to settle the ARO would remain unchanged. In addition, if Pengrowth allocated Canadian GAAP net book value to the IFRS cost centers, any revision to ARO would be recorded directly in equity, adversely affecting certain debt covenant ratios. Based on current circumstances, we do not expect to be approaching default on any debt covenants because of this potential adjustment to equity.

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Income Tax – In November 2009 the IASB withdrew an exposure draft on Income Taxes. Current IFRS income tax requirements are fundamentally consistent with current practice. Any changes to Income Tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in Income Tax accounting methodology. Revisions to Income Tax accounting standards are expected to be re-exposed by the IASB in the second half of 2010.

In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures and IT systems as follows:

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Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment will be made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process in 2010 to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

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Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

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IT Systems – Pengrowth has completed most of the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications in order to track PP&E and E&E at a more detailed level within the financial reporting systems. Pengrowth’s IFRS staff continue to work with Information Technology and operational staff to ensure all costs are captured and recorded in a manner consistent with IFRS depletion, impairment cost center groupings and accounting for asset retirement obligations. This is expected to involve changes to procedures and systems outside the accounting and finance department. These changes are not considered to be significant. We are also currently implementing solutions to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.

Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS, with the exception of the aforementioned decision not to allocate full cost oil and gas assets as deemed cost on the basis of reserve volumes. Changes in financial reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of income trusts. In addition, Pengrowth’s IFRS Project Coordinator also serves as Chair of the Canadian Association of Petroleum Producer’s IFRS Committee, a role held since March 2009.

FIRST QUARTER RESULTS

PENGROWTH

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended March 31, 2010, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2010, and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended March 31, 2010, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

FIRST QUARTER RESULTS

PENGROWTH